Exhibit 16.1

June 12, 2009

Goldpoint Resources, Inc.
1001 North America Way, suite 201
Miami, FL 33132

Re: Auditor

Gentlemen:

This letter is to be filed in connection with the Periodic Report filed on Form 8-K, which I have reviewed, filed with the Securities and Exchange Commission on June 16, 2009. This letter confirms my dismissal as auditor of Goldpoint Resources, Inc. (the “Company”) (Commission File Number 000-53452), effective with the reorganization and merger of the Company with IBI.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission.  I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Kyle L. Tingle at (702) 450-2200.

Sincerely,

/s/ Kyle L. Tingle
Kyle L. Tingle, CPA. LLC

3145 E. Warm Springs Road ● Suite 450 ● Las Vegas, Nevada 89120 ● PHONE: (702) 450-2200 ● FAX: (702) 436-4218
E-MAIL: ktingle@kyletinglecpa.com